EDWARD L. MORRIS Phone Number: 806.242.9654 Fax Number: 806.349.9471 www.uwlaw.com Ed.morris@uwlaw.com		PHYSICAL ADDRESS: 500 S. Taylor Suite 1200, LB 233 Amarillo, TX 79101-2446 MAILING ADDRESS: P.O. Box 9158 Amarillo, TX 79105-9158
February 3, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Jeffrey P. Riedler, Assistant Director
100 F Street, N.E.
Washington, DC 20594

Re:	Registration Statement on Form S-1 Filed December 23, 2009 File No. 333-163961

Dear Mr. Riedler:

              We represent Amarillo Biosciences, Inc. ("ABI" or "the Company"). Please accept this letter as ABI's response to the comments of the reviewing staff of the SEC regarding the above-referenced filing as set forth in the Comment Letter dated January 6, 2010.

              SEC COMMENT

              General

1.	We note that the registration statement indicates that the shares to be registered will be sold until the earlier of the date when the sale of all shares is completed or "three (3) years from the date of the Prospectus." Rule 415(a)(2) of the Securities Act of 1933 requires that securities registered on a delayed or continuous basis under Rule 415, but not registered on Form S-3 or F-3, may only be registered in an amount which, at the time the registration statement becomes effective, is reasonably expected to be offered and sold within two years from the initial effective date of the registration statement. Please amend your filing to revise the offering to register only those shares you expect to sell within two years from the effective date, in compliance with Rule 415(a)(2).

              Response:

              The registration statement has been revised to indicate that the shares to be registered will be sold until the earlier of the date when the sale of all shares is completed or two (2) years from the date of the effectiveness of the registration statement.

U N D E R W O O D , W I L S O N , BERRY, S T E I N & J O H N S O N , P . C .
AMARILLO HEREFORD LUBBOCK PAMPA

Securities and Exchange Commission
Attn: Jeffrey P. Riedler
February 3, 2010

             Signatures, page 46

2.	We note that the company's chief executive officer, chief financial officer, and principal accounting officer have signed the Form S-1 on behalf of the registrant, but that the filing has not been signed by a majority of the company's board of directors as required by Form S-1. Please amend your filing to include the signatures of a majority of the members of the board of directors. See Instruction 1 to the Signatures section of Form S-1 for further information.

              Response:

              The registration statement has been revised to include the signatures of a majority of the members of the Company's board of directors.

Respectfully, UNDERWOOD, WILSON, BERRY, STEIN & JOHNSON, P.C. /s/ John B. Atkins John B. Atkins

JBA/ms

c:    Ed Morris, of the firm
      Amarillo Biosciences, Inc.
      Attn: Dr. Joseph Cummins

U N D E R W O O D , W I L S O N , BERRY, S T E I N & J O H N S O N , P . C .
AMARILLO HEREFORD LUBBOCK PAMPA